Exhibit 99.1

King Reports Third Quarter 2014 Results,

Announces $150 Million Share Repurchase Program

•	Non-Candy Crush titles generated $264 million, or 49% of total gross bookings in third quarter 2014, an increase of 167% year over year and up from 15% of gross bookings in third quarter 2013

•	Reports fifth consecutive quarter with adjusted EBITDA margin of more than 40%; Generated $144 million of cash to end period with $976 million cash and cash equivalents

•	Continued to expand game portfolio with launch of fourth mobile game in 2014, Diamond Digger Saga, in September, and third Facebook launch of the year, Candy Crush Soda Saga, in October; Four King games were top 15 grossing games on Apple App Store and Google Play Store (US) for third quarter 2014

•	Average daily game plays climbed to a new quarterly high

•	Announces $150 million share repurchase program

London and New York, November 6, 2014 – King Digital Entertainment plc (“King” or the “Company”) (NYSE: KING), a leading interactive entertainment company for the mobile world, today reported financial results for the third quarter ended September 30, 2014.

“With the launch of two new mobile games during the third quarter as well as the Facebook version of Candy Crush Soda Saga last month, we are continuing to execute on our strategy to develop a portfolio of games for our massive network of players,” said King CEO, Riccardo Zacconi. “We have a consistent track record of developing successive hit games and as a result, have increased our non-Candy Crush Saga gross bookings to $264 million in third quarter 2014. If annualized, this represents more than a $1 billion run rate, and makes our non-Candy Crush Saga business larger than most every other mobile gaming company. In addition, the board’s authorization of a $150 million share repurchase program underscores our confidence in the strength of our company.”

Financial Summary and Key Performance Metrics (in millions, except per share and per user data)

	Three months ended
	September 30,	September 30,
	2014	2013
Non-GAAP Results
Gross bookings	$543.9	$648.2
Adjusted revenue	$523.4	$620.9
Adjusted EBITDA	$216.1	$290.2
Adjusted EBITDA margin	41%	47%
Capital expenditures	$7.9	$6.9
Adjusted profit	$177.4	$229.2
Adjusted EPS	$0.56	$0.70
GAAP Results
Revenue	$514.4	$621.2
Profit	$141.7	$229.8
Diluted EPS	$0.45	$0.71
Net cash generated from operating activities	$176.2	$250.4
Cash and cash equivalents at end of period	$976.4	$408.3
Key Performance Metrics
Daily active users (DAUs)	137	109
Monthly active users (MAUs)	495	361
Monthly unique users (MUUs)	348	269
Monthly unique payers (MUPs)	8.669	13.012
Monthly gross average bookings per paying user (MGABPPU)	$20.92	$16.60

Recent Business Highlights

•	Further diversified gross bookings with games other than Candy Crush Saga increasing to approximately $264 million or 49% of total third quarter 2014 gross bookings, up from $250 million or 41% of total second quarter 2014 gross bookings

•	Reported fifth consecutive quarter with adjusted EBITDA margin of more than 40%

•	In September 2014 launched Diamond Digger Saga on the Apple App Store and Google Play Store, representing our fourth mobile game launched year to date in 2014

•	Four King games were top 15 grossing games on the Apple App Store and Google Play Store in the United States, our largest market

•	Expanded the Candy Crush franchise with the worldwide Facebook launch of a sister title, Candy Crush Soda Saga, in October 2014

•	Set a new quarterly high for average daily game plays in third quarter 2014

•	Added our first studio in Asia with the acquisition of Nonstop Games, a Singaporean game developer

Third Quarter 2014 Results Summary

Gross Bookings and Revenue

•	Gross bookings were $544 million for third quarter 2014, representing a year over year decrease of $104 million, or 16%, and a sequential decrease of $67 million, or 11%, as compared to third quarter 2013 and second quarter 2014, respectively. In third quarter 2014, 77% of gross bookings were derived from our mobile audience.

•	Gross bookings from games other than Candy Crush Saga were $264 million for third quarter 2014, representing a year over year increase of $165 million, or 167%, and a sequential increase of $14 million, or 6%, as compared to third quarter 2013 and second quarter 2014, respectively.

•	Revenue was $514 million for third quarter 2014, representing a year over year decrease of $107 million, or 17%, and a sequential decrease of $79 million, or 13%, as compared to third quarter 2013 and second quarter 2014, respectively.

•	The decreases in both gross bookings and revenue from second quarter 2014 to third quarter 2014 were primarily due to lower gross bookings from Candy Crush Saga, which were partially offset by increased gross bookings from our newer games.

Adjusted EBITDA

•	Adjusted EBITDA was $216 million for third quarter 2014, a decrease of $74 million, or 26%, compared to third quarter 2013.

•	Third quarter 2014 adjusted EBITDA decreased $32 million, or 13%, compared to second quarter 2014 primarily due to the sequential decrease in revenue, which was partially offset by lower operating expenditures over the same period, primarily from a planned decrease in marketing spend and lower platform fees.

Profit

•	Profit was $142 million for third quarter 2014, a decrease of $88 million, or 38%, compared to third quarter 2013.

•	Third quarter 2014 profit decreased $24 million, or 14%, compared to second quarter 2014 primarily due to a sequential decrease in revenue, which was partially offset by lower operating expenses and higher foreign exchange gains over the same period.

Cash and Cash Equivalents

•	Cash and cash equivalents were $976 million at September 30, 2014, up $568 million and $144 million since December 31, 2013 and June 30, 2014, respectively.

•	A special dividend of $0.46 per ordinary share, amounting to a total dividend of $147 million, was declared by the Board of directors on August 10, 2014 and paid on October 22, 2014.

Network Reach

•	Monthly Unique Users (MUUs) were 348 million in third quarter 2014, up 79 million, or 29%, from third quarter 2013, and up 3 million, or 1%, from second quarter 2014.

•	Monthly Active Users (MAUs) were 495 million in third quarter 2014, up 134 million, or 37%, from third quarter 2013, and up 10 million, or 2%, from second quarter 2014.

•	Daily Active Users (DAUs) were 137 million in third quarter 2014, up 28 million, or 26%, from third quarter 2013, and down 1 million, or 1%, compared to second quarter 2014.

•	On a sequential basis, network reach metrics remained relatively stable as the decline in our Facebook players was offset by an increase in our mobile players. MAUs also increased slightly quarter over quarter reflecting growth of activity in our newer mobile games as well as an expansion in Asia, offset partially by a reduction in the US and Europe.

Monetization

•	Monthly Gross Average Bookings per Paying User (MGABPPU) increased to $20.92 in third quarter 2014, up $4.32, or 26%, from third quarter 2013, and up $1.38, or 7%, from second quarter 2014.

•	Monthly Unique Payers (MUPs) in third quarter 2014 were 8.7 million, down 4.3 million, or 33%, from third quarter 2013, and down 1.8 million, or 17%, from second quarter 2014.

•	We believe the increase in MGABPPU reflects our retention of our more engaged customers as we have seen that payers who play in more than one game tend to spend more. We believe the sequential decline in MUPs was primarily a result of reduced payment activity among the less engaged payers on the network.

•	In addition, we believe the increase in MGABPPU and decrease in MUPs resulted in part due to the use of virtual currency in more of our games, including Candy Crush Saga on mobile which implemented virtual currency during third quarter 2014, as it creates the opportunity to transact at higher amounts, while reducing the frequency of player transactions.

Share Repurchase Program

On November 4, 2014, the Company’s Board of Directors approved a share repurchase program of a maximum of $150 million of the Company’s ordinary shares to be effected through open market purchases. This program is subject to requisite regulatory and shareholder approvals which the Company is seeking to obtain during the first quarter of 2015.

Astrapia (“Comufy”) Acquisition

On September 10, 2014, the Company acquired 100% of the equity of Astrapia Limited, a provider of dynamic social CRM software, which operated under the trade name, “Comufy,” for an upfront cash payment of $11.8 million, and up to $5.2 million of additional payments linked to the continued employment of certain employees over a two year period following the acquisition date.

Outlook

The following forward-looking statements reflect King’s expectations as of November 6, 2014:

Based on recent results and our insights into the fourth quarter of the year, the Company expects gross bookings of $525 million to $550 million in fourth quarter 2014.

Conference Call Information

King will host a conference call today, November 6, 2014, at 4:15 p.m. Eastern Time to discuss King’s results as well as other forward-looking information about King’s business. Listeners may access the live conference call via a dial-in number or audio webcast.

Conference call details are:

US callers: +1 877-201-0168

International callers: +1 647-788-4901

Conference ID: 13573043

The conference call will be simultaneously webcast at http://investor.king.com, where listeners can also access King’s earnings press release and slide presentation.

Following the call, a replay of the webcast will be available at the same website. A telephonic replay will also be available for one week following the conference call at +1 855-859-2056 (US callers), or +1 404-537-3406 (International callers), conference ID: 13573043.

About King

King Digital Entertainment plc (NYSE: KING) is a leading interactive entertainment company for the mobile world. It has a network of 348 million monthly unique users as of third quarter 2014, and offers more than 190 exclusive games in over 200 countries through its king.com and royalgames.com websites, Facebook, and mobile distribution platforms such as the Apple App Store, Google Play Store and Amazon Appstore. King has game studios in Stockholm, Bucharest, Malmö, London, Barcelona, Berlin and Singapore along with offices in San Francisco, Malta, Seoul, Tokyo and Shanghai.

Forward Looking Statements

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of King Digital Entertainment plc are forward-looking statements. King has based these forward-looking statements on its estimates and assumptions as of the date of this release. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the fact that a relatively small number of games continue to account for a substantial majority of our revenue and gross bookings, and declines in popularity of these games could harm our financial results; our ability to develop new games and enhance existing games in a timely manner; revenues and gross bookings from new games may not be sufficient to offset declines in revenues and gross bookings in more mature games; market acceptance of new games and enhancements to existing games; intense competition in our industry; our reliance on the casual game format; our relatively short operating history in the mobile market; our dependence on the continued popularity of mobile games and devices; we may experience fluctuations in our quarterly operating results and other key metrics; we rely on various third-party platforms which may not retain their popularity; the need to attract and retain additional personnel; our share price and changing market conditions for our ordinary shares; general economic conditions and their impact on consumer spending; the continued effectiveness of our marketing programs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in King’s Securities and Exchange Commission filings and reports, including in the Form 6-K filed by the Company on August 13, 2014 and future filings and reports by the Company, including the Form 6-K the Company expects to file on November 7, 2014. In addition, King operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for King management to predict all risks, nor can King assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that King may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. King does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in King’s expectations.

Non-GAAP Financial Measures

King uses International Financial Reporting Standards (“IFRS”). In addition to IFRS financials, this release includes certain financial measures not based on IFRS, including gross bookings, adjusted revenue, adjusted EBITDA, adjusted EBITDA margin, capital expenditures, adjusted profit and adjusted EPS. These non-GAAP measures are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The non-GAAP financial measures used by King may differ from the non-GAAP financial measures used by other companies, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Some limitations of the non-GAAP financial measures we use are listed below:

Gross Bookings: Gross bookings is a non-GAAP financial measure that is not calculated in accordance with IFRS. Gross bookings is the economic benefit collected from the sale of virtual items and for access to skill tournaments.

The Company uses gross bookings to evaluate the results of our operations, generate future operating plans and assess our performance. While King believes that this non-GAAP financial measure provides a meaningful measurement of our business performance during a particular period. This information should be considered as supplemental in nature and is not meant as a substitute for revenue recognized in accordance with IFRS. In addition, other companies, including companies within our industry, may calculate gross bookings differently or not at all, which reduces its usefulness as a comparative measure. Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Adjusted Revenue: Adjusted revenue is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted revenue as revenue adjusted for changes in deferred revenue. King believes that adjusted revenue is a useful metric for calculating adjusted EBITDA margin and understanding our operating results and ongoing profitability.

Adjusted EBITDA and Adjusted EBITDA Margin: Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures that are not calculated in accordance with IFRS. King defines adjusted EBITDA as profit (loss), adjusted for income tax expense, foreign currency exchange loss (gain), acquisition related (income) expense, non-operating (income) expense, net finance (income) costs, depreciation, amortization, share-based and other equity-related compensation (including social security tax charges associated therewith) and changes in deferred revenue. King defines adjusted EBITDA margin as adjusted EBITDA as a percentage of adjusted revenue. King believes that adjusted EBITDA and adjusted EBITDA margin are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because it permits investors to evaluate our recurring profitability from our ongoing operating activities. King also uses these measures internally to establish forecasts, budgets and operational goals and to manage and monitor our business, as well as evaluating our ongoing and historical performance. Adjusted EBITDA and adjusted EBITDA margin have certain limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. Other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, limiting its usefulness as a direct comparative measure.

Capital Expenditures: Capital expenditures is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines capital expenditures as the amount paid in the period for the purchase of property, plant and equipment, and intangible assets. King monitors capital expenditures as a measure of the amount we have invested in maintaining or growing the scope of our business. Other companies, including companies in our industry, may calculate capital expenditures differently or not at all, limiting its usefulness as a direct comparative measure.

Adjusted Profit: Adjusted profit is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted profit as profit (loss), adjusted for share-based and other equity-related compensation (including social security tax charges associated therewith), changes in deferred revenue, acquisition related (income) expense (including contingent consideration fair value adjustments and transaction expenses) and amortization of acquired intangible assets. Other companies, including companies in our industry, may calculate adjusted profit differently or not at all, limiting its usefulness as a direct comparative measure.

Adjusted EPS: Adjusted EPS is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted EPS as adjusted profit divided by the diluted weighted average number of ordinary shares in issue during the period.

Reconciliations of these non-GAAP measures to the most directly comparable IFRS measure are included in the accompanying tables.

Contacts

Investors:	Media:
Alice Ryder, VP of Investor Relations	Susannah Clark, VP of Communications
ir@king.com	press@king.com

Brunswick Group
kingteam@brunswickgroup.com

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended September 30,
	2014	2013
Revenue	$514,352	$621,196
Costs and expenses*
Cost of revenue	163,389	188,716
Research and development	42,278	11,039
Sales and marketing	100,745	110,164
General and administrative	38,891	21,815

Total costs and expenses	345,303	331,734
Other gains (losses)	18,572	(971)
Net finance costs	(177)	(1,795)

Profit before tax	187,444	286,696
Income tax expense	45,779	56,914

Profit	$141,665	$229,782

Earnings per share attributable to the equity holders of the Company during the period
Basic earnings per share	$0.45	$0.75
Diluted earnings per share	$0.45	$0.71
Weighted average number of shares used in computing earnings per share:
Basic	312,500	307,306
Diluted	317,564	325,165
* Includes share-based and other equity-related compensation expense and depreciation and amortization expense as follows:

Cost of revenue	$556	$275
Research and development	12,803	(1,963)
Sales and marketing	1,896	296
General and administrative	15,507	907

Total share-based and other equity-related compensation expense	$30,762	$(485)

Cost of revenue	$—	$—
Research and development	770	490
Sales and marketing	—	—
General and administrative	2,703	1,308

Total depreciation and amortization expense	$3,473	$1,798

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Nine Months Ended September 30,
	2014	2013
Revenue	$1,714,624	$1,282,586
Costs and expenses*
Cost of revenue	541,969	395,151
Research and development	129,401	61,983
Sales and marketing	347,645	270,636
General and administrative	147,161	45,642

Total costs and expenses	1,166,176	773,412
Other gains (losses)	16,455	57
Net finance costs	(709)	(1,785)

Profit before tax	564,194	507,446
Income tax expense	129,960	99,098

Profit	$434,234	$408,348

Earnings per share attributable to the equity holders of the Company during the period
Basic earnings per share	$1.41	$1.34
Diluted earnings per share	$1.38	$1.26
Weighted average number of shares used in computing earnings per share:
Basic	307,068	305,490
Diluted	314,370	325,354
* Includes share-based and other equity-related compensation expense and depreciation and amortization expense as follows:

Cost of revenue	$5,202	$3,045
Research and development	52,369	29,862
Sales and marketing	9,670	1,114
General and administrative	72,949	2,446

Total share-based and other equity-related compensation expense	$140,190	$36,467

Cost of revenue	$—	$—
Research and development	2,065	1,319
Sales and marketing	—	—
General and administrative	7,227	2,858

Total depreciation and amortization expense	$9,292	$4,177

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

	September 30,	December 31,
	2014	2013
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$976,355	$408,695
Trade and other receivables	197,934	216,881
Income tax receivable	103,534	1,379

Total current assets	1,277,823	626,955
Non current assets
Intangible assets, net	48,012	9,239
Property, plant and equipment, net	25,670	14,258
Deferred tax assets	10,937	47,440
Income tax receivable	47,557	103,534
Other deposits	8,935	5,437

Total non current assets	141,111	179,908

Total assets	$1,418,934	$806,863

Liabilities and shareholders’ equity
Current liabilities
Trade and other payables	264,980	172,107
Deferred revenue	20,744	10,942
Income tax liabilities	236,235	118,728
Provision for other liabilities	6,824	15,513

Total current liabilities	528,783	317,290
Non current liabilities
Deferred tax liabilities	582	17
Income tax liabilities	54,083	120,903
Provision for other liabilities	3,002	1,266
Other non current liabilities	12,925	—

Total non current liabilities	70,592	122,186

Total liabilities	$599,375	$439,476

Shareholders’ equity
Share capital	78	65
Other reserves	447,796	65,995
Retained earnings	371,685	301,327

Total shareholders’ equity	819,559	367,387

Total liabilities and shareholders’ equity	$1,418,934	$806,863

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Nine Months Ended September 30,
	2014	2013
Cash flows from operating activities
Profit before tax	$564,194	$507,446
Adjustments to reconcile profit before tax to cash flows from operating activities:
Amortization	2,653	1,497
Depreciation	6,639	2,680
Foreign currency exchange gain	(13,955)	(57)
Equity settled share-based payments	94,865	5,679
Loss on disposal of property, plant and equipment & derecognition of intangible assets	692	—
Net finance costs	709	1,785
Increase in deferred revenue	9,802	5,675
Decrease (increase) in trade and other receivables	14,035	(204,737)
(Decrease) increase in trade and other payables	(76,109)	75,050

Cash flows from operating activities	603,525	395,018
Interest received	181	49
Interest paid	(759)	—
Tax paid	(96,232)	(2,931)

Net cash generated from operating activities	506,715	392,136

Cash flows from investing activities
Purchases of intangible assets	(5,520)	(4,229)
Purchase of property, plant and equipment	(18,270)	(10,288)
Purchase of a business, net of cash acquired	(18,039)	—

Net cash used in investing activities	(41,829)	(14,517)

Cash flows from financing activities
Payment of dividends	(217,116)	—
Proceeds from sale of share capital on IPO	329,404	—
Proceeds from sale of share capital	3,062	—
Repurchase of shares	(1,240)	—

Net cash from financing activities	114,110	—

Net increase in cash and cash equivalents	578,996	377,619

Cash and cash equivalents at the beginning of the period	408,695	27,912
Exchange gains (losses) on cash and cash equivalents	(11,336)	2,783

Cash and cash equivalents at the end of the period	$976,355	$408,314

Reconciliations of Non-GAAP Results to Nearest GAAP Measures

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended September 30,
	2014	2013
Reconciliation of Revenue to Gross Bookings:
Revenue	$514,352	$621,196
Sales tax	20,972	30,085
Other revenue	(1,901)	(4,153)
Movement in player wallet and other adjustments	1,495	1,337
Change in deferred revenue	9,001	(285)

Gross bookings	$543,919	$648,180

Reconciliation of Revenue to Adjusted Revenue:
Revenue	$514,352	$621,196
Change in deferred revenue	9,001	(285)

Adjusted revenue	$523,353	$620,911

Reconciliation of Profit to Adjusted EBITDA:
Profit	$141,665	$229,782
Add:
Income tax expense	45,779	56,914
Foreign currency exchange loss (gain)	(16,072)	971
Acquisition-related expense	3,784	—
Non-operating income	(2,500)	(296)
Net finance costs	177	1,795
Share-based and other equity-related compensation	30,762	(485)
Change in deferred revenue	9,001	(285)
Depreciation and amortization	3,473	1,798

Adjusted EBITDA	$216,069	$290,194

Adjusted EBITDA margin	41%	47%

Reconciliation of Profit to Adjusted Profit:
Profit	$141,665	$229,782
Add:
Share-based and other equity-related compensation	30,762	(485)
Acquisition-related expense	3,784	—
Change in deferred revenue	9,001	(285)
Amortization on intangible assets acquired	127	30
Tax effect of adjustments	(7,933)	142

Adjusted Profit	$177,406	$229,184

Reconciliation of Adjusted EPS:
Adjusted Profit	$177,406	$229,184
Diluted weighted average number of ordinary shares	317,564	325,165
Adjusted EPS	$0.56	$0.70

Reconciliations of Non-GAAP Results to Nearest GAAP Measures

(in thousands)

(unaudited)

Three Months Ended
June 30, 2014
Reconciliation of Revenue to Gross Bookings:
Revenue	$593,563
Sales tax	18,573
Other revenue	(2,428)
Movement in player wallet and other adjustments	1,464
Change in deferred revenue	(81)

Gross bookings	$611,091

Reconciliation of Profit to Adjusted EBITDA:
Profit	$165,370
Add:
Income tax expense	50,169
Foreign currency exchange gain	(1,946)
Net finance costs	264
Share-based and other equity-related compensation	31,412
Change in deferred revenue	(81)
Depreciation and amortization	3,054

Adjusted EBITDA	$248,242

Adjusted EBITDA margin	42%